SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment ____*)

PLASTEC TECHNOLOGIES, LTD.
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G71218 104
(CUSIP Number)
Kin Sun Sze-To Unit 01, 21/F, Aitken Vanson Centre 61 Hoi Yuen Road, Kwun Tong Kowloon, Hong Kong 852-21917155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

____________
*      The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71218 104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kin Sun Sze-To
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,725,155
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,725,155
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,155
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G71218 104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sun Yip Industrial Company Limited (BVI)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,174,348
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,174,348
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.3%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tiger Power Industries Limited (BVI)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,807
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 550,807
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,807
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 5 of 10 Pages

This Schedule 13D is filed by Kin Sun Sze-To (“Sze-To”), Sun Yip Industrial Company Limited (BVI) (“Sun Yip”) and Tiger Power Industries Limited (BVI) (“Tiger Power”) with respect to ownership of the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Plastec Technologies, Ltd., a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 9,246,351 Ordinary Shares outstanding as of January 20, 2011.

Background

On December 16, 2010, the Issuer consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended on December 9, 2010 (“Merger Agreement”), among the Issuer, GSME Acquisition Partners I Sub Limited (“Merger Sub”), Plastec International Holdings Limited (“Plastec”) and each of Sun Yip, Tiger Power, Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) (collectively, the “Plastec Shareholders”), pursuant to which, among other things, Merger Sub merged with and into Plastec with Plastec becoming a wholly owned subsidiary of the Issuer (the “Merger”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

Item 2.	Identity and Background.

The business address of each of Sze-To, Sun Yip and Tiger Power is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.  Sze-To has been the Chairman of Plastec’s Board and an Executive Director since its formation and has been the Chairman of the Board and Chief Executive Officer of the Issuer since the Merger.  Sun Yip and Tiger Power are companies that hold Sze-To’s investments and Sze-To controls such entities.

During the past five years, neither Sze-To, Sun Yip nor Tiger Power has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Sze-To, Sun Yip nor Tiger Power has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources of Funds.

The Merger Agreement provided for, among other things, the merger of Merger Sub with and into Plastec with Plastec becoming a wholly owned subsidiary of the Issuer.  Upon consummation of the Merger, the Plastec Shareholders received an aggregate of 7,054,583 Ordinary Shares of the Issuer in exchange for all of their shares of Plastec.  Of the Ordinary Shares of the Issuer issued upon consummation of the Merger, Sun Yip received 3,174,348 Ordinary Shares and Tiger Power received 550,807 Ordinary Shares.

CUSIP No. G71218 104	SCHEDULE 13D	Page 6 of 10 Pages

Additionally, pursuant to the Merger Agreement, Sun Yip and Tiger Power will be entitled to receive additional Ordinary Shares (“Earnout Shares”) if Plastec meets certain net income targets as follows:

•
if Plastec’s 2011 “net income” (as defined in the Merger Agreement) equals or exceeds HK$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the Merger Agreement was executed (the “Exchange Rate”), Sun Yip will be entitled to receive 1,586,592 Earnout Shares and Tiger Power will be entitled to receive 275,302 Earnout Shares;

•
if Plastec’s 2012 net income equals or exceeds HK$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate, Sun Yip will be entitled to receive 2,275,784 Earnout Shares and Tiger Power will be entitled to receive 394,890 Earnout Shares; and

•
if Plastec’s 2013 net income equals or exceeds HK$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate, Sun Yip will be entitled to receive 2,275,785 Earnout Shares and Tiger Power will be entitled to receive 394,890 Earnout Shares.

If Plastec’s net income for fiscal year 2011 or 2012 is 80% or more of the net income target for 2011 or 2012, respectively, or if its net income for fiscal year 2013 is 70% or more of the net income target for 2013, Sun Yip and Tiger will be entitled to be issued a portion of the applicable Earnout Shares based on a pro-rating mechanism set forth in the Merger Agreement, with the balance of any unearned Earnout Shares for 2011 and 2012 being deferred to a subsequent year to be earned in the event the subsequent applicable net income targets are met (including by way of the pro-rating mechanism, if Plastec comes within specified percentages of the applicable net income targets set forth above). Additionally, Earnout Shares allocated to a later year will be issued in an earlier year if the net income target for the later year is achieved in the earlier year (again, including by way of the pro-rating mechanism set forth above), and Earnout Shares allocated to an earlier year but not issued in such earlier year may be issued in a later year if the later year’s net income target is achieved (again, including by way of the pro-rating mechanism set forth above).

Item 4.	Purpose of Transaction.

Sze-To, Sun Yip and Tiger Power acquired the Ordinary Shares described in this Schedule 13D upon consummation of the Merger for investment purposes.  Each of Sze-To, Sun Yip and Tiger Power may from time to time acquire additional securities for investment purposes (including the Earnout Shares), or dispose of securities, in the open market or in private transactions.

CUSIP No. G71218 104	SCHEDULE 13D	Page 7 of 10 Pages

At the date of this Schedule 13D, except as set forth in this Schedule 13D, and except as set forth in the Issuer’s public filings and consistent with Sze-To’s position as Chairman of the Board and Chief Executive Officer of the Issuer, neither Sze-To, Sun Yip nor Tiger Power has any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Sze-To is the beneficial owner of 3,725,155 Ordinary Shares, representing 3,174,348 Ordinary Shares held by Sun Yip and 550,807 Ordinary Shares held by Tiger Power, two entities that he controls.  Sze-To is the beneficial owner of 40.3% of the Issuer’s outstanding Ordinary Shares.  Sze-To is deemed to have sole voting and dispositive power over such Ordinary Shares as he controls the entities holding such shares.  This amount does not include the Earnout Shares that each of Sun Yip and Tiger Power may be issued pursuant to the Merger Agreement as described in Item 3 above.

Sun Yip is the beneficial owner of 3,174,348 Ordinary Shares.  Sun Yip is the beneficial owner of 34.3% of the Issuer’s outstanding Ordinary Shares.  Sun Yip has sole voting and dispositive power over such Ordinary Shares.  This amount does not include the Earnout Shares that Sun Yip may be issued pursuant to the Merger Agreement as described in Item 3 above.

CUSIP No. G71218 104	SCHEDULE 13D	Page 8 of 10 Pages

Tiger Power is the beneficial owner of 550,807 Ordinary Shares.  Tiger Power is the beneficial owner of 6.0% of the Issuer’s outstanding Ordinary Shares.  Tiger Power has sole voting and dispositive power over such Ordinary Shares.  This amount does not include the Earnout Shares that Tiger Power may be issued pursuant to the Merger Agreement as described in Item 3 above.

In the past 60 days, Sun Yip and Tiger Power effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Merger Agreement, for a period of 180 days from the closing of the Merger, Sun Yip and Tiger Power agreed not to sell any Ordinary Shares they received in the Merger; provided, however, that Sun Yip and Tiger Power shall be required to hold until April 30, 2013 a minimum of 1,849,270 Ordinary Shares (representing 20% of the outstanding Ordinary Shares of the Issuer on the closing of the Merger).

Upon consummation of the Merger, the Issuer entered into an escrow agreement (the “Indemnity Escrow Agreement”) with certain of the Plastec Shareholders, including Sun Yip and Tiger Power.  Pursuant to the Indemnity Escrow Agreement, 317,435 Ordinary Shares held by Sun Yip and 55,081 Ordinary Shares held by Tiger Power were placed in escrow, along with additional shares held by certain of the other Plastec Shareholders (the “Escrow Fund”).  The shares will be held in the Escrow Fund until thirty days after the Issuer has filed its Annual Report on Form 20-F for the fiscal year ending April 30, 2011.  The shares held in the Escrow Fund are to be used to indemnify the Issuer and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or its former shareholders contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or its former shareholders contained in the Merger Agreement.

Upon consummation of the Merger, the Issuer entered into a registration rights agreement (“Registration Rights Agreement”) pursuant to which the Issuer agreed to register for resale the Ordinary Shares, including the Earnout Shares, issued or to be issued to the Plastec Shareholders in the Merger.  Pursuant to the Registration Rights Agreement, the Plastec Shareholders have certain demand registration rights as well as certain piggy-back registration rights.  The Issuer agreed to bear the expenses incurred in connection with the filing of any registration statement in connection with the Registration Rights Agreement.

On December 13, 2010, Sze-To entered into a put/call option agreement (“Put/Call Agreement”) with Cathay.  Pursuant to the Put/Call Agreement, (i) Cathay granted to Sze-To the right, but not the obligation (“Call Option”), to purchase from Cathay, and to require Cathay to sell, up to 1,570,000 Ordinary Shares of the Issuer at an exercise price per share equal to $12.50, each subject to adjustment as provided in the Put/Call Agreement, and (ii) Sze-To granted to Cathay the right, but not the obligation (“Put Option”), to sell to Sze-To, and require Sze-To to purchase, up to 1,570,000 Ordinary Shares of the Issuer at an exercise price equal to $7.50, each subject to adjustment as provided in the Put/Call Agreement.  The Call Option is exercisable, in whole or in part, at any time commencing November 25, 2011 and expiring on the close of business on December 2, 2011.  If the Call Option is not exercised in full, the Put Option is exercisable, in whole or in part, with respect to the remaining Ordinary Shares subject to the Put Option, at any time commencing December 3, 2011 and expiring on the close of business on December 10, 2011.

CUSIP No. G71218 104	SCHEDULE 13D	Page 9 of 10 Pages

Item 7.	Material to be filed as Exhibits.

1.
Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd., GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) (included as Annex A to the Proxy Statement and incorporated herein by reference).

2.
Amendment No. 1, dated as of December 9, 2010, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd., GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) (included as Exhibit 2.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010 and incorporated herein by reference).

3.
Indemnity Escrow Agreement among Plastec Technologies, Ltd., Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company (included as Exhibit 4.1 to the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.
Registration Rights Agreement (included as Exhibit 4.17 to the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

5.	Put/Call Agreement.

6.	Joint Filing Agreement.

CUSIP No. G71218 104	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 20, 2011

/s/ Kin Sun Sze-To
Kin Sun Sze-To

SUN YIP INDUSTRIAL COMPANY LIMITED (BVI)

By: /s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Director

TIGER POWER INDUSTRIES LIMITED (BVI)

By: /s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Director